               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998



                             CONTENTS

                                                          Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

                  CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF INCOME
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)

                                                                          Three
                                                                          Months
                                          Month Ended                     Ended
                            July 31,    August 31,    September 30,   September 30,
                              1998         1998            1998            1998
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $493         $816            $935           $2,244

COST OF OPERATION. . . . .     483          804             924            2,211

OPERATING INCOME . . . . .      10           12              11               33

FEDERAL INCOME TAXES . . .       4            6               6               16

NET INCOME . . . . . . . .    $  6         $  6            $  5           $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.

                  CONESVILLE COAL PREPARATION COMPANY
                            BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               1998         1998            1998
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $  823        $  828          $  848
  Accumulated Amortization. . . . . . . . .     526           532             525
         NET MINING PLANT . . . . . . . . .     297           296             323

OTHER PROPERTY AND INVESTMENTS. . . . . . .     792           785             830

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .      80            51              42
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .      18            12               6
    Affiliated Companies. . . . . . . . . .   1,549         2,062           2,378
  Materials and Supplies. . . . . . . . . .     823           806             822
  Other . . . . . . . . . . . . . . . . . .       4             4               3
         TOTAL CURRENT ASSETS . . . . . . .   2,474         2,935           3,251

DEFERRED INCOME TAXES . . . . . . . . . . .     705           694             699

REGULATORY ASSETS . . . . . . . . . . . . .     166           162             159

DEFERRED CHARGES. . . . . . . . . . . . . .      35            40              36

           TOTAL. . . . . . . . . . . . . .  $4,469        $4,912          $5,298

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .     861           867             872
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,361         1,367           1,372

OTHER NONCURRENT LIABILITIES. . . . . . . .   1,283         1,297           1,339

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .      61           134             122
    Affiliated Companies. . . . . . . . . .     169           270             224
  Accrued Rentals . . . . . . . . . . . . .     312           601             890
  Other . . . . . . . . . . . . . . . . . .     394           419             440
         TOTAL CURRENT LIABILITIES. . . . .     936         1,424           1,676

DEFERRED GAIN ON SALE OF PLANT. . . . . . .     809           789             769

REGULATORY LIABILITIES. . . . . . . . . . .      80            35             142

           TOTAL. . . . . . . . . . . . . .  $4,469        $4,912          $5,298
/TABLE

                  CONESVILLE COAL PREPARATION COMPANY
            STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
              CUSTOMER BILLINGS FOR COAL WASHING SERVICES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 1998. . . . . . . . . . 124,248     19,948     104,300       $4.73        $493

August 1998. . . . . . . . . 210,281     26,585     183,696       $4.44        $816

September 1998 . . . . . . . 256,151     32,773     223,378       $4.19        $935


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.

                  CONESVILLE COAL PREPARATION COMPANY
                    STATEMENTS OF COST OF OPERATION
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            1998      1998         1998      9/30/98
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  50     $  87        $  92      $  229
Benefits-UMW* . . . . . . . . . . . . . . .   75        87           64         226
Office Salaries and Benefits. . . . . . . .   85        79           74         238
Operating Materials . . . . . . . . . . . .   43        28           49         120
Maintenance - Materials and Services. . . .   19        47           54         120
Electricity . . . . . . . . . . . . . . . .   28        51           41         120
Other Billed Services . . . . . . . . . . .   12       102           57         171
Rentals . . . . . . . . . . . . . . . . . .  319       320          320         959
Amortization of Deferred Gain
  on Sale of Plant. . . . . . . . . . . . .  (19)      (20)         (20)        (59)
Depreciation. . . . . . . . . . . . . . . .    2         2            3           7
Cleaning Cost Normalization** . . . . . . . (188)      (45)         107        (126)
Other . . . . . . . . . . . . . . . . . . .   57        66           83         206

          Total . . . . . . . . . . . . . .$ 483     $ 804        $ 924      $2,211


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization
   is  established  on  an  "overall"  company   basis (i.e., not  itemized)  and is
   eliminated by year-end.

                    COLUMBUS SOUTHERN POWER COMPANY
                   PRICE PER TON OF COAL DELIVERIES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998


                                                      July      August    September
                                                      1998       1998        1998
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $42.81 *   $42.31 *   $38.84 *


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
      Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.